# SEC Schedule 13D/A (Amendment No. 19) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PRECIGEN, INC., CIK 0001356090
CUSIP: 46122T102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 20374 Seneca Meadows Parkway, Germantown, Maryland (MD), 20876
Date of event which requires filing of this statement: 12/30/2024
Amends the filing with accession number 0001140361-14-015982
Filed by CIK 0001091823
Persons authorized to receive notices and communications: Third Security, LLC, 1881 Grove Avenue, Attention: Theodore J. Fisher, Esq., Radford, Virginia (VA), 24141, 5406337900; John Owen Gwathmey, Esq., Troutman Pepper Building, 1001 Haxall Point, Richmond, Virginia (VA), 23219, 8046971239; David I. Meyers, Esq., Troutman Pepper Building, 1001 Haxall Point, Richmond, Virginia (VA), 23219, 8046971239; Troutman Pepper, Troutman Pepper Building, 1001 Haxall Point, Richmond, Virginia (VA), 23219, 8046971239

## Reporting persons
- RANDAL J. KIRK (CIK 0001091823): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 116,844,357; shared voting power 0; sole dispositive power 116,844,357; shared dispositive power 0; aggregate amount beneficially owned 116,844,357 (39.8% of the class)
- R.J. KIRK DECLARATION OF TRUST: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 64,547,214; shared voting power 0; sole dispositive power 64,547,214; shared dispositive power 0; aggregate amount beneficially owned 64,547,214 (22% of the class)
  Comment: OO - trust
- SUNSET 2020 LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 16,406,828; shared voting power 0; sole dispositive power 16,406,828; shared dispositive power 0; aggregate amount beneficially owned 16,406,828 (5.6% of the class)
  Comment: OO - limited liability company
- THIRD SECURITY, LLC: type of reporting person: other (OO); citizenship or place of organization: Virginia (VA); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 32,454,536; shared voting power 0; sole dispositive power 32,454,536; shared dispositive power 0; aggregate amount beneficially owned 32,454,536 (11.1% of the class)
  Comment: OO - limited liability company

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: PRECIGEN, INC.
Address of issuer's principal executive offices: 20374 Seneca Meadows Parkway, Germantown, Maryland (MD), 20876
Comment: This Amendment No. 19 (the "Amendment") amends and supplements the Statement on Schedule 13D, dated March 27, 2014 and filed on April 7, 2014, as amended by Amendment No. 1 dated December 31, 2014 and filed on January 5, 2015, by Amendment No. 2 dated May 31, 2016 and filed June 2, 2016, by Amendment No. 3 dated July 24, 2017 and filed July 26, 2017, by Amendment No. 4 dated October 16, 2017 and filed October 23, 2017, by Amendment No. 5 dated December 29, 2017 and filed on January 2, 2018, by Amendment No. 6 dated January 19, 2018 and filed January 22, 2018, by Amendment No. 7 dated July 3, 2018 and filed July 6, 2018, by Amendment No. 8 dated May 13, 2019 and filed May 15, 2019, by Amendment No. 9 dated May 24, 2019 and filed on May 24, 2019, by Amendment No. 10 dated June 6, 2019 and filed on June 10, 2019, by Amendment No. 11 dated January 1, 2020 and filed on January 6, 2020, by Amendment No. 12 dated January 31, 2020 and filed on February 4, 2020, by Amendment No. 13 dated August 11, 2020 and filed on August 13, 2020, by Amendment No. 14 dated December 17, 2020 and filed on December 21, 2020, by Amendment No. 15 dated October 6, 2022 and filed on October 7, 2022, by Amendment No. 16 dated January 27, 2023 and filed on January 31, 2023, by Amendment No. 17 dated May 2, 2024 and filed on May 3, 2024, and by Amendment No. 18 dated August 9, 2024 and filed on August 13, 2024 (the "Original Schedule 13D"), relating to the Common Stock, no par value per share (the "Common Stock"), of Precigen, Inc., formerly known as Intrexon Corporation, a Virginia corporation (the "Company"). Mr. Randal J. Kirk ("Mr. Kirk"), the R.J. Kirk Declaration of Trust, a revocable trust established by Mr. Kirk ("RJ DOT"), Third Security, LLC, a Virginia limited liability company that is controlled by Mr. Kirk ("Third Security"), and Sunset 2020 LLC, a Delaware limited liability company that is controlled by Mr. Kirk ("Sunset 2020" and, together with Mr. Kirk, the RJ DOT, and Third Security, the "Reporting Persons") are filing this Amendment to disclose the acquisition of 8.00% Series A Convertible Perpetual Preferred Stock ("Preferred Stock") and warrants to purchase Common Stock by RJ DOT pursuant to a Securities Purchase Agreement (the "SPA") entered into by and between the Company and certain existing and new investors in a private placement transaction that closed on December 30, 2024 (the "Offering").

## Item 2. Identity and Background
Name of person filing: See Original Schedule 13D
Residence or business address: See Original Schedule 13D
Present principal occupation or employment: See Original Schedule 13D
Criminal convictions in the last five years: See Original Schedule 13D
Civil proceedings (securities laws) in the last five years: See Original Schedule 13D
Citizenship: See Original Schedule 13D

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended and supplemented as follows:

On December 30, 2024, RJ DOT utilized its working capital to purchase 25,000 shares of Preferred Stock and 16,666,667 warrants to purchase Common Stock of the Company in the Offering, for an aggregate purchase price of approximately $25,000,000.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Items 3 and 6 is incorporated herein by reference.

In the Offering, the Company issued 79,000 shares of Preferred Stock of the Company and 52,666,669 warrants to purchase Common Stock of the Company (the "Warrants") to certain new and existing investors, including RJ DOT, on the terms and conditions set forth in that certain SPA. The Preferred Stock is convertible into shares of common stock of the issuer (i) at the option of the holder at any time on or after the later of the six-month anniversary of the issue date and the date on which the issuer has, among other things, obtained shareholder approval, and (ii) at an initial conversion price of approximately $1.125 per share, which is 150% of the exercise price of the Warrants. The conversion price is subject to upward adjustment based on the valuation of the common stock from time to time. The Preferred Stock is redeemable, in whole or in part, for cash at the issuer's option at any time on or after the issue date for an amount equal to the liquidation preference at such time, plus accumulated and unpaid dividends.

Dividends on the Preferred Stock will be paid annually in cash when, as and if declared by the board of directors of the Company, except that for the first two (2) years following the issue date of the Preferred Stock, such dividends will be paid in kind in the form of an increase to the liquidation preference of the Preferred Stock by the amount of such dividends, together with warrants to acquire a number of additional shares of common stock equal to 50% of the amount of such dividends divided by the exercise price, subject to shareholder approval (as defined in the SPA).

The Warrants are exercisable for Common Stock of the Company at any time after the Company obtains shareholder approval.

The Company has agreed to grant the participants in the Offering certain registration rights with respect to the Preferred Stock, the common stock issuable upon exercise of the Preferred Stock and the common stock issuable upon exercise of the Warrants pursuant to a Registration Rights Agreement.

The foregoing descriptions of the Preferred Stock, the Registration Rights Agreement and the Warrants do not purport to be complete, and are qualified in their entirety by reference to the form of each such document, which are filed as Exhibits 3.1, 10.2 and 10.3, respectively, to the Company's Current Report on Form 8-K dated December 27, 2024 and filed on December 30, 2024 and incorporated herein by reference.

RJ DOT acquired the shares disclosed hereunder for investment purposes.

Other than as disclosed herein, as of the date of this Amendment, none of the Reporting Persons have present plans or proposals which would result in:

(a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b) An extraordinary corporate transaction such as a merger, reorganization or disposition, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure, including but not limited to, if the Company is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) Any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Original Schedule 13D.
Number of shares as to which each person has sole or shared power to vote or dispose: See Original Schedule 13D.
Transactions in the class effected during the past sixty days: See Original Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: See Original Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: See Original Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Original Schedule 13D is hereby amended and supplemented to include the responses in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 Form of Articles of Amendment to the Amended and Restated Articles of Incorporation of Precigen, Inc. dated as of December 30, 2024 (filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, dated December 27, 2024 and filed on December 30, 2024 and incorporated herein by reference)

Exhibit 2 Form of Registration Rights Agreement entered into by and between the Company and R.J. Kirk Declaration of Trust dated as of December 30, 2024 (filed as Exhibit 10.2 to the Company's Current Report on Form 8-K, dated December 27, 2024 and filed on December 30, 2024 and incorporated herein by reference)

Exhibit 3 Form of Common Stock Purchase Warrant dated as of December 30, 2024 (filed as Exhibit 10.3 to the Company's Current Report on Form 8-K, dated December 27, 2024 and filed on December 30, 2024 and incorporated herein by reference)

Exhibit 4 Joint Filing Agreement, dated as of December 30, 2024 by and among Randal J. Kirk, R.J. Kirk Declaration of Trust, Third Security, LLC, and Sunset 2020 LLC.

## Signatures
- RANDAL J. KIRK: /s/ Randal J. Kirk, Randal J. Kirk (12/30/2024)
- R.J. KIRK DECLARATION OF TRUST: /s/ Randal J. Kirk, Randal J. Kirk Trustee (12/30/2024)
- SUNSET 2020 LLC: /s/ Randal J. Kirk, Randal J. Kirk Manager (12/30/2024)
- THIRD SECURITY, LLC: /s/ Randal J. Kirk, Randal J. Kirk Manager (12/30/2024)